Coffee Shift, Inc.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

Coffee Shift Inc.

Balance Sheet Comparison
As of December 31, 2020

	TOTAL	
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Bill.com Money Out Clearing	0.00	
Checking (0490)	1,814.59	927.23
Total Bank Accounts	**$1,814.59**	**$927.23**
Other Current Assets		
Inventory	15,527.56	12,353.87
Total Other Current Assets	**$15,527.56**	**$12,353.87**
Total Current Assets	**$17,342.15**	**$13,281.10**
TOTAL ASSETS	**$17,342.15**	**$13,281.10**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
Credit card (2360)	180.56	160.64
Total Credit Cards	**$180.56**	**$160.64**
Other Current Liabilities		
Loan from Shareholder	1,974.52	1,974.52
Total Other Current Liabilities	**$1,974.52**	**$1,974.52**
Total Current Liabilities	**$2,155.08**	**$2,135.16**
Long-Term Liabilities		
Investment from Ben Pagliuso (SAFE)	15,000.00	15,000.00
Total Long-Term Liabilities	**$15,000.00**	**$15,000.00**
Total Liabilities	**$17,155.08**	**$17,135.16**
Equity		
Equity	979.19	979.19
Owner's Pay & Personal Expenses	17,025.00	7,925.00
Retained Earnings	-12,758.25	-2,625.79
Net Income	-5,058.87	-10,132.46
Total Equity	**$187.07**	**$ -3,854.06**
TOTAL LIABILITIES AND EQUITY	**$17,342.15**	**$13,281.10**

Coffee Shift Inc.

Profit and Loss Comparison
January - December 2020

	TOTAL	
	JAN - DEC 2020	JAN - DEC 2019 (PY)
Income		
Sales	3,897.59	3,238.80
Service Income	3,570.00	
Total Income	**$7,467.59**	**$3,238.80**
Cost of Goods Sold		
Cost of Goods Sold	1,219.31	1,108.12
Cost of Service	2,017.90	
Shipping & Packing	87.47	365.93
Total Cost of Goods Sold	**$3,324.68**	**$1,474.05**
GROSS PROFIT	**$4,142.91**	**$1,764.75**
Expenses		
Advertising & Marketing	3,694.43	410.73
Bank Charges & Fees	95.00	367.10
Contractors	791.82	7,175.00
Dues and Subscription	85.77	51.80
Hosting fee		88.80
Job Supplies	96.52	616.08
Legal & Professional Services	99.00	99.00
Meals & Entertainment		46.00
Merchant Fee		277.12
Office Supplies & Software	1,825.18	1,353.82
Taxes & Licenses	1,500.00	250.00
Travel	21.00	1,161.76
Uncategorized Expense	993.06	
Total Expenses	**$9,201.78**	**$11,897.21**
NET OPERATING INCOME	**$ -5,058.87**	**$ -10,132.46**
NET INCOME	**$ -5,058.87**	**$ -10,132.46**

Coffee Shift Inc.

Statement of Cash Flows
January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
OPERATING ACTIVITIES			
Net Income	-10,132.46	-5,058.87	$ -15,191.33
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Inventory	-10,889.34	-3,173.69	$ -14,063.03
Accounts Payable (A/P)		0.00	$0.00
Credit card (2360)	-168.86	19.92	$ -148.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-11,058.20	-3,153.77	$ -14,211.97
Net cash provided by operating activities	$ -21,190.66	$ -8,212.64	$ -29,403.30
FINANCING ACTIVITIES			
Owner's Pay & Personal Expenses	7,925.00	9,100.00	$17,025.00
Net cash provided by financing activities	$7,925.00	$9,100.00	$17,025.00
NET CASH INCREASE FOR PERIOD	$ -13,265.66	$887.36	$ -12,378.30

Cash at Beginning of Period	927.23	14,192.89
Net Increase (Decrease) In Cash	887.36	(13,265.66)
Cash at End of Period	1,814.59	927.23

Coffee Shift, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

Coffee Shift, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.